Exhibit 99.2

WORLD GAMING PLC

Mailing of Admission Document

Proposed Placing of new Ordinary Shares

Acquisition of the SPORTSBETTING.COM Group

Admission of the Enlarged Issued Share Capital to trading on AIM
Notice of Annual General Meeting

The Board of World Gaming plc (“the Company”) is pleased to announce the mailing to shareholders and ADR holders (together “Shareholders”) of the Admission Document in connection with the proposed Acquisition of certain assets of Real Entertainment Ltd and the entire issued share capital of DNI Holdings Ltd, together (the “SPORTSBETTING.COM” Group).

SHAREHOLDERS ARE URGED TO READ THE ADMISSION DOCUMENT IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Introduction

In the admission document relating to the Company’s initial admission to Alternative Investment Market of the London Stock Exchange (“AIM”) in May 2005, the Directors outlined the Company’s and its subsidiaries’ (the “Group”) strategy to grow and develop the existing business.  This strategy included using the Company’s listed status on AIM to permit the Group to pursue strategic opportunities, including potential acquisitions, which would continue to enhance shareholder value.  Pursuant to this strategy, on 25 October 2005, the Group announced that it had entered into a conditional agreement to acquire the SPORTSBETTING.COM Group, which is the Group’s largest licensee.

The Acquisition contemplates the Group making a payment to the Vendors of the SPORTSBETTING.COM GROUP of up to $96 million payable 75 percent in cash and 25 percent in ordinary shares of the Company. At completion of the Acquisition, $54 million will be paid in cash to the Vendors.  Up to a further $42 million of both cash and ordinary shares of the Company will be paid to the Vendors on prescribed dates in 2006 depending upon the financial performance of the SPORTSBETTING.COM Group.  The cash component of the payment is being financed by: (i) the proceeds of a Placing, (ii) Debt Facilities and (iii) existing capital resources.  The Placing consists of up to 5,600,000 million placing shares raising up to £7 million before expenses.  With respect to the Debt Facilities, the Company is conditionally arranging a term loan of $40 million and a revolving credit facility of up to $10 million. Both the Placing and he Debt Facilities will be conditional on admission.

Because of the size of the Acquisition, the transaction constitutes a “Reverse Takeover” for the purpose of the AIM Rules and therefore it is conditional, among other things, upon the Company attaining shareholder approval.  Shareholder approval is being sought at the Company’s AGM to be held on 9 December 2005.

The Admission Document, the mailing of which is announced today, is not only intended to be used for admission of the Enlarged Issued Share Capital to AIM, but also sets out the background to and the reasons for the proposals.  Furthermore, it explains why the Board considers that the Proposals are in the best interests of the Company and why the Board recommends that all Shareholders vote in favour of the resolutions approving the Acquisition and all ancillary matters.

If the resolutions are duly passed at the AGM, the Enlarged Issued Share Capital is expected to be admitted to trading on AIM thereafter. Dealings on AIM in the Enlarged Issued Share Capital are expected to commence on 12 December 2005. If the resolutions are not passed, or any of the other conditions to the acquisition or the Placing are not met, dealings in the existing Ordinary Shares on AIM will continue.

Daniel Stewart has also agreed to use its best endeavours to place 800,000 ordinary shares of the Company on behalf of certain the Directors in respect of which such Directors will receive an aggregate of £1 million.

Trading on AIM and OTCBB

AIM

Trading in the Company’s ordinary shares had been suspended in accordance with the rules of the AIM following the announcement of the Acquisition.  The Company has been advised that trading in the Company’s ordinary shares will resume today following the mailing of the Admission Document.

OTCBB

On October 25, 2005, the National Association of Securities Dealers (the “NASD”), acting pursuant to NASD Rule 6545, directed its members to halt trading and quotations for five business days in the over-the counter (“OTC”) market of the Company’s ADRs that were included in the OTC Bulletin Board (the “OTCBB”).

The Company understands that the NASD took this action based on the suspension of the Company’s ordinary shares on the AIM of the London Stock Exchange, which suspension was put in place following the announcement by the Company of the conditional purchase agreement to acquire the SPORTSBETTING.COM Group.  Please see the Company’s press release, dated October 25, 2005, entitled “World Gaming Acquisition and Suspension of Trading on AIM.”

The NASD trading halt was for five business days and expired on 01 November 2005.  Quotations on the OTCBB of the Company’s ADRs, however, may resume only after market makers of the Company’s ADRs satisfy applicable requirements under the U.S. Securities Exchange Act of 1934, as amended, and NASD Rules.  In particular, market makers will need to comply with U.S. Securities and Exchange Commission Rule 15c2-11 by filing a Form 211 with the NASD.  Quotations on the OTCBB by the market maker may resume once the NASD has reviewed and cleared the Form 211.  The Company is not aware that any market maker has initiated such process at this date.

Holders of the Company’s ADRs should contact their brokers or licensed investment advisor for additional information.

For additional information on the ADR to ordinary share conversion process, please see the Company’s press release, dated August 17, 2005, entitled “World

Gaming plc Releases Notice to ADR Holders Regarding Transfer of ADR’s to Ordinary Shares,” and the information that accompanies that document.

Background to the Transaction

Following the initial admission to AIM in May 2005, the Group has continued to implement its strategy of growing revenues within its existing licensing business. Existing licensees continue to experience strong organic growth. In addition, following the Director’s commitment to pursue new licensing opportunities, the Company has announced a number of new licensing deals, which the Directors believe will increase revenue in the future. Notwithstanding that the Group is acquiring one of its largest licensees; the Group is committed to remaining a key licensor of gaming software within this sector.

The Directors consider that because the Group has the Gaming Software, the hosting facilities and key supplier relationships, which exist within the Group, becoming an Operator, as well as being a licensor of Gaming Software within the sector, will improve the utilisation and effectiveness of the Group’s existing assets.

The acquisition of the SPORTSBETTING.COM Group is the Group’s first step into Internet Gaming operations in its core business of sports betting, horse racing, casino and on-line poker on a platform sublicensed by the Company. The SPORTSBETTING.COM Group’s operations other than marketing and general management are carried out, managed, or sub-licensed by the Group. Therefore, the integration of the SPORTSBETTING.COM Group is expected to be relatively straightforward.

The key strengths of the Group, which were outlined at the time of initial admission in May 2005, are:

•                  experienced and respected management team;

•                  cash generative, profitable and growing;

•                  established, widely used and highly reliable gaming software and infrastructure;

•                  excellent record for processing a high volume of transactions;

•                  flexible product offering for operators;

•                  track record as provider to the industry leader;

•                  low cost and short timescale set up for new licensees; and

•                  expansion opportunities including potential acquisitions.

These key strengths, as outlined above, remain valid and will be significantly enhanced through the Acquisition.

Principle Terms of the Acquisition

The following principle terms highlight the key elements of the Acquisition, which has an effective date of 1 October 2005. The effective date, which is earlier than the expected completion date will be the date from which all revenues and costs from the Acquisition will accrue to the Group. The SPORTSBETTING.COM Group is to be acquired on a cash-free, debt-free basis as at the effective date.

The consideration paid will be equal to six times the profit before tax (“PBT”) of the SPORTSBETTING.COM Group as defined under International Accounting Principles for the calendar year of 2005 up to a maximum base consideration of

$96 million, which shall be satisfied as to 75 percent in cash and 25 percent by the issue and allotment of consideration shares.

The consideration will be $96 million provided that the PBT is not less than $15 million. To the extent that the PBT is below $15 million, the consideration shall be six times the 2005 PBT, subject to a minimum consideration of $72 million (see the example detailed below). Any reductions will come 75 percent from cash and 25 percent from equity.

The Group proposes to pay the consideration as follows:

Description	Due	$million Example

First Payment
Cash Only	On completion	54.0

Second Payment – 6 x Full Year 2005 PBT less First Payment (to a maximum of $16 million) less holdback for Third Payment
Cash	7 January 2006	10.8

Shares	7 January 2006	21.6
Third Payment – 10 percent. Holdback of Total Consideration

Cash	7 October 2006	7.2
Shares	7 October 2006	2.4
		96.0

The third payment shall become payable to the Vendors seven days after the first anniversary of the Effective Date subject to no warranties having been breached by the SPORTSBETTING.COM Group and any adjustments having been required for the calendar 2005 full year audit. In the event of a dispute, both parties will agree an independent expert to resolve the disputed portion in a manner binding on both parties.

The terms of the Acquisition require that the Vendor’s shareholding in World Gaming shall not exceed 29.9 percent. The consideration shares issued to the Vendor will be at the issue price, will be subject to a lock-up arrangement and the Vendor has agreed to certain restricted voting rights. The shares shall have certain voting restrictions, specifically pertaining to change of control or composition of the Board for a period of 2 years.

As a result of the Acquisition, under the terms of the Group’s Joint Venture Arrangements with Sportingbet plc, the Group will be required to pay into a Sportingbet plc subsidiary 5 percent of gross margin of the SPORTSBETTING.COM Group after deductions for certain direct costs.

Reasons for the Acquisition

The core the Group’s management team was established in 2003 with the immediate objective of stabilising the Group’s operations and achieving profitability within the Group’s licensing business. Having met these immediate objectives, the Directors began to focus on leveraging the Group’s key assets including the Gaming Software, Intellectual Property and the associated infrastructure. Each of these contributes towards establishing a strong platform to achieving the objective of becoming an operator and hence moving up the industry value chain. Moving up the industry value chain will allow the Group to earn all of the revenue, or net win, on each gambling transaction as opposed to a percentage of revenue under existing licensing models.

In addition to maximising the revenue earned on each transaction, the Directors believe that ownership of the underlying customer database that produces such transactions will reduce the Company’s reliance on a few large licensees. It is expected that ownership of the underlying customer database will have the effect of giving the Group greater control of performance and operations. This is a result of having increased influence over end user spending; greater responsiveness to customer needs and improved control over essential relationships with third parties.

With respect to core management, certain Directors of World Gaming, prior to holding their current positions, have worked for operators for a number of years. These roles have included the responsibility for acquisitions and the subsequent integration of these businesses.

To become an operator, the Directors believe that there are two viable approaches, either launching a new internet gaming website utilising the Gaming Software or the acquisition of an existing operating business. The Directors believe that although a market exists for new entrants who are well positioned and possess sufficiently differentiating attributes to launch a new internet gaming website, this approach is now comparatively risky. Such an approach is considered to be time and resource intensive and unlikely to generate the returns that the Directors believe would fully exploit the existing capabilities of the Group.

The second approach is to acquire an existing operator. Whilst the Directors acknowledge that this approach will have a greater initial monetary cost, it will allow the Group to become a relatively substantial operator within a comparatively short timeframe. Having considered a number of alternatives, the Directors concluded that the most appropriate option would be to seek to acquire one of the Group’s existing and substantial licensees. The SPORTSBETTING.COM Group possesses not only an established brand, extensive customer database and embedded marketing relationships, which collectively create a robust business, but also has certain other attributes that the Directors believe make it ideal. These include:

•                  The SPORTSBETTING.COM Group uses the Group’s existing gaming software, thus removing the risk caused by integrating an operator who use incompatible software platforms or eliminating the cost of operating dual software platforms concurrently;

•                  as the Group already performs, manages or outsource all of the SPORTSBETTING.COM Group’s operations other than marketing, the cost, risks and time required for integrating the two businesses will be minimised;

•                  the knowledge that the Directors possess of the SPORTSBETTING.COM Group, having worked closely together for a number of years, therefore being in a strong position to assess its prospects, strengths and challenges; and

•                  acquiring its largest licensee enables the Group to take control of the revenue stream, removing the risk that the licensee decides to change gaming software.

The Directors believe that industry consolidation is likely to accelerate. As a strong mid-tier operator with good management and established gaming software, the enlarged Group will be in a strong competitive position to take advantage of further opportunities that may arise.

The Directors believe that the Group’s products and services are well placed to succeed in the rapidly expanding internet gaming market. This market has grown from its conception in 1995 to revenues estimated at $6 billion in 2003 and over $8 billion in 2004. Forecasters expect the market to grow by 20-25 percent in both 2005 and 2006 and to rise by as much as tenfold over the next ten years, Source: Christiansen Capital Advisors, LLC 2005.

Information on the SPORTSBETTING.COM Group

The SPORTSBETTING.COM Group has established a number of key internet based gaming brands since its inception in September 1999. Its flagship domain is www.sportsbetting.com and its other primary sites are www.racebook.com and www.win4real.com. The SPORTSBETTING.COM Group offers a full suite of sports betting, horseracing, casino, and poker products on each of its sites using the gaming software, which it licenses and sublicenses from the Group.

The SPORTSBETTING.COM Group also includes certain other domain names, website content, customer databases and trade marks. The Group provides software and associated infrastructure requirements from its gaming servers in its secure leased facility in Antigua. In addition, the Group facilitates critical third party relationships for transaction processing, customer service and risk management. At present only the marketing and hosting of the front end websites used for marketing is outside the control of the Group. As part of the Acquisition, the marketing activity that has been carried out by and on behalf of the SPORTSBETTING.COM Group since its inception will be performed by the Group. The performance of these activities will be assisted through key marketing relationships that were in existence prior to the Acquisition and previously used by the Vendors.

The SPORTSBETTING.COM Group has grown significantly since its inception. The Directors believe that the URLs, particularly www.sportsbetting.com, which now generates a substantial majority of its revenue, have been integral to its success. Another key driver of growth has been the affiliate programs, whereby other websites drive traffic to the SPORTSBETTING.COM Group’s websites in return for a portion of the revenues derived from those customers. The SPORTSBETTING.COM Group also makes extensive use of on-line and off-line advertising as well as using competitions, print advertising, physical mail-outs, advertising at events and customer loyalty programs. The Directors believe that the growth of the business in this period demonstrates the success of the marketing techniques employed and scalability of the SPORTSBETTING.COM Group’s operating model.

The SPORTSBETTING.COM Group currently has a strong focus on the United States, from where the overwhelming majority of its users currently bet on the Group’s gaming servers located and licensed in Antigua. With the strength of the SPORTSBETTING.COM Group’s brands, the Directors believe there is an opportunity to target other geographic regions, which will increase revenues, diversify risk and reduce the seasonality, which exists due to the sports seasons in the United States. The addition of non-event reliant products such as poker will further mitigate seasonal demand.

The SPORTSBETTING.COM Group experiences competition from a number of other Operators; however, the Directors believe that the internet gaming market is fragmented and is growing sufficiently quickly so that no Operator represents a current and material commercial threat. As the market matures, however, the Directors believe there will be increased competitive pressures between Operators and consolidation within the industry. The Directors believe that the enlarged Group has sufficiently strong operations and management to operate successfully in this environment and to take advantage of consolidation and the opportunities presented.

Further Legal Notice

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Information on World Gaming

The Group’s business was established in June 1996 and it is a gaming software provider offering a comprehensive suite of products and services for operators. The Group licenses the gaming software and provides to operators a package of related services for which it charges fees, including a royalty, amongst other fees, to operators. The Group’s hosting, systems administration and certain key management functions are based in Antigua.

The Group intends to grow its revenues from both existing and new licensees. The Group’s existing licensees continue to experience strong organic growth and the Group is developing new products and services to support and maximise growth opportunities for these licensees. In addition, the Group has refocused its efforts on licensing the gaming software both to additional established operators and those businesses with existing Internet traffic or databases who are looking to enter the internet gaming market. The products and services offered by the Group enables the provision of flexible gaming solutions to a wide variety of operators.

Use of Funds

The net proceeds of the Placing receivable by the Company are expected to be approximately £5,457,225, which together with the Debt Facility and Existing Resources, will be used for the Acquisition and for additional working capital.

Current Trading and Prospects

The Company’s year to date trading and prospects are meeting or exceeding management’s expectations at all operating levels, with growth in wagering volumes on the Group’s servers and royalty revenues when compared to the same period last year.

Net profit for the Company remains ahead of management’s expectations. The fourth and first quarters are historically the Group’s busiest period. Based on performance to date, the Company is confident that its financial results will meet expectations.

The Group invested in necessary upgrades to its hosting facility in the second and third quarters of 2005. These upgrades have generated greater scalability and increased performance of the Group’s database system on which all licensee transactions are generated.

Details of the Placing

The Company is seeking to raise £7 million, conditional upon admission, through the issue of up to 5,600,000 Placing Shares at the issue price pursuant to the Placing. Daniel Stewart has conditionally placed these shares with institutional and other investors.

The Placing Shares represent approximately 9.98 percent. of the Enlarged Issued Share Capital. The Placing is conditional upon the passing of the certain resolutions, completion of the Acquisition and admission to trading on AIM. It is expected that admission will become effective and that dealings in the Enlarged Issued Share Capital will commence on 12 December 2005 (or such later date, being not later than 23 December 2005, as Daniel Stewart and the Company may agree). If admission has not so occurred, application monies will be returned to the applicants without interest, at their own risk, as soon as practicable thereafter.

The Placing Shares will rank pari passu with the existing ordinary shares including the right to all dividends and distributions declared, made or paid after the date of their issue. The Placing has not been underwritten. The Placing shares will be issued fully paid.

Subject to admission, the Directors will dispose of an aggregate of 800,000 ordinary shares comprising 800,000 new ordinary shares, which will be issued to them upon the exercise of certain options. Daniel Stewart has conditionally placed these shares (at the issue price) as part of the Placing with Institutional and other investors.

Details of the Debt Facilities

The Company intends to enter into a conditional debt facility pursuant to which it has agreed to raise debt of up to $50 million. The proceeds of the debt facility will be used to satisfy part of the cash element of the consideration to be paid to the Vendors for the Acquisition and for working capital purposes. The debt facility is conditional, upon the passing certain resolutions by the Shareholders, completion of the Acquisition and admission. The Company’s obligations under the debt facility will be secured by fixed and floating charges over the assets and undertakings of the enlarged Group.

Annual General Meeting

The approval of the Shareholders in relation to the proposals will normally be sought at an extraordinary general meeting of the Company. As the timing for such approval coincides with the proposed holding of the AGM, the approval of the Shareholders will be sought by the tabling of certain resolutions as special business at the AGM.

A notice has been sent to Shareholders convening an AGM of the Company, which is to be held at Minerva House, 5 Montague House, London SE1 9BB at 10.00 a.m. GMT on 9 December 2005.

Copies of the Admission Document will be available, free of charge to the public from Daniel Stewart at Becket House, 36 Old Jewry, London, EC2R 8DD during normal office hours on any weekday (Saturdays and public holidays excepted) from the date of this document until a date one month after Admission.

Enquiries:

World Gaming plc	Tel. +1 888 883 0833
Daniel Moran, Chief Executive

Daniel Stewart & Company	Tel. 020 7776 6550
Ruari McGirr

Bishopsgate Communications Limited	Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto

U.S. SECURITIES ACT NOTICE

The ordinary shares to be issued in connection with the Company’s proposed acquisition transaction or the related equity offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

ABOUT THE WORLD GAMING GROUP

World Gaming is a UK based holding company whose subsidiaries participate in I-gaming software and e-business. The World Gaming Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about the World Gaming Group, visit its main website at www.worldgamingplc.co.uk.

Interactive Systems Inc., a subsidiary of World Gaming is incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with the World Gaming Group develops gaming software and web pages.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this document, as well as statements containing phrases such as “in our view” “there can be no assurance,” “although no assurance can be given” or “there is no way to anticipate with certainty,” forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.